Exhibit 99.2

April 26, 2023

TO:	Autorité des marchés financiers
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 –
Continuous Disclosure Obligations (“NI 51‑102”)

Dear Sirs:

Following the annual and special meeting of shareholders of TFI International Inc. (the “Corporation”) held on April 26, 2023 (the “Meeting”), and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

1.
Election of Directors of the Corporation

A ballot was conducted with respect to the election of directors. The ten individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	68,952,793	97.58	1,711,876	2.42
Alain Bédard	67,783,202	95.92	2,881,461	4.08
André Bérard	66,262,140	93.77	4,402,390	6.23
William T. England	68,404,666	96.80	2,260,004	3.20
Diane Giard	70,332,563	99.53	332,106	0.47
Debra Kelly-Ennis	70,329,047	99.53	335,622	0.47
Neil D. Manning	68,307,862	96.66	2,356,668	3.34
John Pratt	70,460,041	99.71	204,629	0.29
Joey Saputo	66,732,671	94.44	3,931,999	5.56
Rosemary Turner	70,160,208	99.29	504,461	0.71

2.
Appointment of Auditors

KPMG LLP were appointed as auditors of the Corporation by voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the appointment were as follows:

Votes For		Votes Withheld
Number	%	Number	%
69,523,240	97.28	1,943,896	2.72

3.
Advisory Vote on Executive Compensation (“Say on Pay”)

A resolution set out in the management proxy circular of the Corporation dated March 15, 2023 (the “Circular”) approving, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the compensation of the Corporation’s Named Executive Officers as disclosed in the Circular, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure, was adopted on a voice vote.

Proxies received by the Corporation prior to the Meeting with respect to the resolution were as follows:

For		Against
Number	%	Number	%
68,242,031	96.57	2,422,641	3.43

TFI INTERNATIONAL INC.

per: (signed) Josiane M. Langlois

Josiane M. Langlois, Secretary